

May 4, 2021

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

   Re: **Extended Stay America, Inc.**
     PREC14A filed by Tarsadia Capital, LLC et al.
     Filed April 26, 2021
     File No. 001-36190

Dear Mr. Klein:

   We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

   Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

   After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

General

1. Please disclose the date the Proxy Statement and proxy card are first being sent to shareholders on the first page of the Proxy Statement, rather than on the second page. See Item 1(b) of Schedule 14A.

2. We note the use of the defined term "Company's Proxy Statement" but also references to the "Company's proxy statement," the "Company's definitive proxy," etc. Please clarify the disclosure by using one term and using it consistently.

3. Please revise the statement on page 2 regarding the potential use of discretionary authority so that it conforms to the standards codified in Rule 14a-4(c)(3).

4. Please correct the following disclosure on page 2: "…to vote again by telephone or Internet or by telephone…."

Background of This Proxy Solicitation, page 3

5. We note the following statement on page 3: "Tarsadia has also discussed with these Company representatives and Board members Tarsadia's *detailed* strategy and operational ideas for the Company, which Tarsadia believes would help the Company achieve superior results and increase shareholder value" (emphasis added). Please describe in the filing the strategy and operational ideas discussed by Tarsadia with the Company.

Proposal 1: Merger Agreement Proposal, page 5

6. We note the statement on page 6 that Goldman "omitted the entire lodging industry altogether to mask STAY's discounted valuation." Based on the Company's Proxy Statement, it appears that Goldman did consider publicly traded REITs, which may have included lodging REITs, in its premia analysis, and may also have considered lodging industry transactions in its "all industries premia analysis." Please revise accordingly, or advise. In addition, please provide support for the claim that Goldman's omission was intended to "mask" STAY's discounted valuation, or delete.

7. We note the following statement on page 7: "After performing substantial diligence on the Company, we identified specific opportunities for the Company to unlock shareholder value through a combination of asset sales and the pursuit of other strategic and operational alternatives to the Company's current strategy." Please provide additional disclosure regarding the "specific opportunities" referenced.

Questions and Answers about the Proxy Materials and the Special Meeting, page 11

8. In the text that follows the question "What should I do if I receive a proxy card from the Company?," please disclose that the return of a later-dated white proxy card will also serve to revoke a prior vote.

Annex 1: Information on the Participants, page 16

9. Regarding the disclosure on page 17, please clarify the following:

    - the meaning of the quoted term "associates;"

    - what the asterisk next to "Tarsadia Capital" refers to; and

    - what the term "Separate Account" refers to.

10. If correct, please use parentheses for the 4/14/21 and 4/15/21 transactions found in the table on page 17, so as to clarify that those transactions involved sales.

<u>Form of Proxy</u>

11. Please clarify the reference to "©" in the "INSTRUCTIONS."

      We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact me at (202) 551-8094 with any questions.

      Sincerely,

      /s/ David M. Plattner

      David M. Plattner
      Special Counsel
      Office of Mergers and Acquisitions